Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 480 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Support for the EITI and the Declaration by President Obasanjo

Paris, December 2, 2003 — President Olusegun Obasanjo of Nigeria recently declared that his country would implement the Extractive Industry Transparency Initiative (EITI), which aims to improve transparency in respect to revenues earned by countries from the development and production of mineral and petroleum resources. Greater transparency will make for better governance in these countries.

Total, which shares the objectives of the EITI, warmly welcomes President Obasanjo’s announcement and will contribute to its implementation. It is foreseen that this initiative will be guided by the following principles:

•	Voluntary commitment by host countries to the process;

•	Sanctity of existing contracts;

•	The data reported by companies will be consolidated and published by an independent authority.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com